UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Wilshire Financial Services Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

971867205
(CUSIP Number)

Stephen P. Glennon720
Milton Road

Rye, New York 10580

(914) 523-3923

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Page 1 of 8 Pages

CUSIP NO. 971867205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stephen P. Glennon
###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3.	SEC Use Only

4.	Source of Funds
PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
USA

Number of	7.	Sole Voting Power
Shares		1,275,000. Includes 25,000 shares which may be acquired through the exercise of stock options within 60 days.
Beneficially
Owned by
Each	8.	Shared Voting Power
Reporting		None
Person
With
	9.	Sole Dispositive Power
		1,275,000. Includes 25,000 shares which may be acquired through the exercise of stock options within 60 days.

	10.	Shared Dispositive Power
		None

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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
6.2%

14.	Type of Reporting Person (See Instructions)
IN

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INTRODUCTION

The Reporting Person herein named hereby files this Schedule 13D (the “Statement”) in respect of shares of Common Stock of Wilshire Financial Services Group Inc.

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

          Common Stock, Par Value $0.01 Per Share

          Wilshire Financial Services Group Inc.
          14523 SW Millikan Way, Suite 200
          Beaverton, Oregon 97005

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name:
Stephen P. Glennon

(b)	Residence or business address:
720 Milton Road
Rye, New York 10580

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
Chief Executive Officer
Wilshire Financial Services Group Inc.
(Financial Services Holding Company)
14523 SW Millikan Way, Suite 200
Beaverton, Oregon 97005

(d)	Mr. Glennon has not been convicted in a criminal proceeding (excluding traffic violations) during the last 5 years or ever.

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(e)	Mr. Glennon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship - United States of America

Item 3. Source and Amount of Funds or Other Consideration

Mr. Glennon purchased the shares from the Issuer upon exercise of options to purchase 1,250,000 shares previously granted to him by the Board of Directors under the Issuer's 1999 Equity Participation Plan. (See Exhibits A through D.) Mr. Glennon used a $3.6 million, 7.75% bank loan and personal funds to purchase the shares and pay withholding and other tax liabilities in an aggregate amount estimated at $4.2 million. The bank loan was made in the ordinary course of business by a FDIC-Insured bank. (See Exhibit E.) By letter to the Secretary of the Commission delivered concurrently with this filing, Mr. Glennon requests that the name of the lending bank not be made available to the public.

Item 4. Purpose of Transaction

Mr. Glennon acquired his shares of Common Stock for investment. Mr. Glennon is currently the Issuer's Chief Executive Officer and a member of the Issuer's Board of Directors. Mr. Glennon has no present plans or proposals which relate to or would result in:

(a)	An acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. However, Mr. Glennon might in the future acquire additional securities of the Issuer or dispose of some or all of his securities, depending upon market conditions and his own personal circumstances.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. However, Mr. Glennon reserves the right to propose candidates for election as directors of the Issuer and to vote his shares for nominees, whether or not the Issuer’s Board of Directors has recommended and/or nominated such person.

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(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer's business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	1,275,000 shares of the Issuer’s Common Stock or approximately 6.2% of the Issuer’s outstanding Common Stock. Includes 25,000 shares which may be acquired through the exercise of stock options within 60 days.

(b)	Mr. Glennon has the sole power to vote and to dispose of the Common shares issued to him.

(c)	Mr. Glennon has made no transactions in any securities of the Issuer during the prior 60 days except as reported herein.

(d)	No person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of Mr. Glennon’s securities.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Glennon and any other person with respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits:

The following documents are attached as Exhibits:

Exhibit A -	Amended and Restated 1999 Equity Participation Plan of Wilshire Financial Services Group Inc.

Exhibit B -	Notice of Exercise of Stock Option and Wilshire Financial Services Group Inc. Amended and Restated Stock Option Agreement dated as of January 27, 2000.

Exhibit C -	Notice of Exercise of Stock Option and Wilshire Financial Services Group Inc. Amended and Restated Stock Option Agreement dated as of February 29, 2000.

Exhibit D -	Notice of Exercise of Stock Option and Wilshire Financial Services Group Inc. Amended Stock Option Agreement dated as of March 11, 2002.

Exhibit D -	Promissory Note

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2004

Signature: /s/ Stephen P. Glennon

Name/Title: Stephen P. Glennon
                     Chief Executive Officer
                     Wilshire Financial Services Group Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

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